TIOMIN
RESOURCES INC.

PRESS RELEASE

TSE: TIO

July 3, 2002

TIOMIN RECEIVES THE ENVIRONMENTAL LICENCE ON ITS KWALE TITANIUM MINING PROJECT IN KENYA

TORONTO, CANADA: Tiomin Resources Inc. is very pleased to announce it has received the Environmental Licence on its Kwale titanium mining project in Kenya. The approval of this licence, which is subject to standard conditions such as filing an environmental management plan prior to starting construction, is an important milestone in the development of the Kwale project and also for Tiomin in becoming a significant titanium producer. The use of the Shimoni site for the ship loading facility has also been approved. Over the past six years, Tiomin has invested approximately C$22 millions in exploration, engineering, feasibility and environmental studies on its four titanium-bearing mineral deposits in Kenya.

The Environmental Licence is the culmination of an exhaustive two-year review of Tiomin's Environmental Impact Study, which covered all of the biological, technical and socio-economic elements relating to the proposed commercial development of the Kwale mineral sands deposit. The environmental study completed on the Kwale titanium deposit was the most comprehensive environmental study produced to date in Kenya. The President of Tiomin, Mr. Jean-Charles Potvin, stated; " we are extremely pleased that we have received this approval and believe it is further indication of solid support from the local community for the development of the Kwale titanium mine in Kenya".

The population in the surrounding area of Kwale, and Kenya as a whole, will derive substantial benefits from the development of this mine, from new employment, locally sourced services and supplies, improved infrastructure such as schooling and health services as an example, tax revenues and increased exports. Tiomin Kenya Limited is committed to ensuring that these benefits flow to the community in as short a time as possible.

Tiomin will now focus on completing the negotiations for a mining lease and other related permits with the Government of Kenya, which will allow the construction phase of the mine to commence.

The completed Kwale feasibility study indicates the Kwale deposit can produce over 300,000 tonnes of sulphatable ilmenite per annum, about 38,000 tonnes of high quality zircon and over 75,000 tonnes of premium rutile during the first six years of production, with a total mine life of approximately 13 years.

Rutile and ilmenite are both sources of titanium dioxide, primarily used in the production of pigments for paints, plastics and paper, while zircon is used in the fabrication of ceramic and enamel glazing, refractories and electronic equipment.

The market prices of these commodities have weathered the global economic recession relatively well, while the prices and overall demand for zircon remain remarkably robust. Over the past

several years, ilmenite has traded in a price range of US$50 to US$90/tonne, rutile at US$400 to US$450/tonne and zircon at US$300 to US$400/tonne.

With a contained heavy mineral resource base of 42 million tonnes of ilmenite, 4.2 million tonnes of rutile and 3.8 million tonnes of zircon, Tiomin's long term strategy is to sequentially develop its other two large-scale titanium-bearing mineral sands deposits located in Kenya – Kilifi and Mambrui – following the commercial operation of the Kwale mine, ensuring regular future production growth. Extensive mineralization has also been identified on the Vipingo exploration license.

For further information, please contact Tiomin at (416) 350-3779 Jean-Charles Potvin, President, ext. 227, or Ian MacNeily, VP Finance, ext. 232.

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